Lawson Products, Inc.

8770 West Bryn Mawr Avenue, Suite 900

Chicago, IL 60631

May 30, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward M. Kelly, Senior Counsel

Re:	Lawson Products, Inc.
Registration Statement on Form S-3
File No. 333-231671
Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Lawson Products, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3, File No. 333-231671 (the “Registration Statement”) so that it may become effective at 12:00 noon Eastern Time on Monday, June 3, 2019 or as soon thereafter as practicable.

The Company hereby acknowledges that:

(a) should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

Mr. Edward M. Kelly

May 30, 2019

We respectfully request that you notify Tom Monson of Jenner & Block LLP at 312-840-8611 when the Registration Statement is declared effective.

Sincerely,

/s/ Neil E. Jenkins

Neil E. Jenkins

Executive Vice President, Secretary and General Counsel

Lawson Products, Inc.

cc:	Thomas A. Monson, Jenner & Block LLP